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April 7, 2020

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos

Senior Special Counsel

United States Securities and Exchange Commission
Office of Mergers and Acquisitions

100 F Street, N.E.
Washington, D.C. 20549

Re:	First United Corporation (“First United”, “FUNC” or the “Company”) PRRN14A filed by Driver Management Company LLC (“Driver”), et al. (the “Proxy Statement”) Filed April 3, 2020 File No. 000-14237

Dear Mr. Panos:

We acknowledge receipt of the comment letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated April 6, 2020 (the “Staff Letter”), regarding the above-referenced matter. We have reviewed the Staff Letter with Driver and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meaning ascribed to them in the above referenced Proxy Statement.

Preliminary Proxy Statement filed under cover of Schedule 14A

General

1.	The approximate date upon which the proxy statement is expected to be released to security holders appears to be placed on page two of the proxy statement. This expected date, however, is required to be placed on the first page pursuant to Item 1(b) of Schedule 14A. Please revise.

Driver acknowledges the Staff’s comment and has revised this disclosure accordingly. The expected date upon which the Proxy Statement is expected to be released to security holders now appears on the first page, pursuant to Item 1(b) of Schedule 14A.

Ms. Rodeheaver has clear conflicts of interest…, page 25

2.	The rationale offered in support of Driver’s belief that Ms. Rodeheaver has a significant interest in “the trappings of her position” is subjective and potentially cannot serve as “evidence.” Given that the possibility exists that First United ̶ and by extension, shareholders ̶ conceivably could benefit from her purported vigorous pursuit of senior leadership positions at industry trade and lobbying groups, please clarify the meaning of “trappings” and offer objectively determinable “evidence.” Alternatively, please delete the assertion. See Note b. to Rule 14a-9.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

Driver acknowledges the Staff’s comment and has revised this disclosure to delete the above-referenced assertion.

First United’s Lead Director is a poor substitute for an independent Chair, page 27

3.	The assertion that Mr. McCullough, First United’s Lead Director, has been absent and inaccessible has been contradicted by several statements indicating that letters signed by him, as well as a phone call, had been received, and a meeting involving him was declined. In order to comply with Rule 14a-9, please revise to reconcile these inconsistencies.

Driver acknowledges the Staff’s comment and has revised this assertion accordingly. Please see page 27 of the Proxy Statement.

Proposal No. 1 | Election of Directors, page 34

4.	The participants have nominated three director candidates notwithstanding the fact that First United’s preliminary proxy statement includes four nominees for the Board of Directors. Please clarify the participant’s reasons for nominating fewer than four nominees. See Item 7(b) of Schedule 14A and Instruction 4 to paragraph (a) of Item 401 of Regulation S-K.

Driver acknowledges the Staff’s comment and has revised this disclosure to clarify the participant’s reasons for nominating fewer than four nominees. Please see page 34 of the Proxy Statement.

5.	Notwithstanding the disclosure in form of proxy, please disclose in the proxy statement that no assurance can be given that the registrant's nominees will serve if elected with any of the soliciting party's nominees. See Rule 14a-4(d)(4)(iv).

Driver acknowledges the Staff’s comment and has revised this disclosure accordingly. Please see page 40 of the Proxy Statement.

Form of Proxy

6.	Multiple instances exist in which representation are made that the solicitation is being conducted on behalf of “Driver,” which is defined in the proxy card as “Driver Opportunity Partners I LP.” This disclosure conflicts with the disclosure in boldface type that the solicitation is being conducted on behalf of all participants. For example, the disclosure indicates that the “Proxy will only be valid in connection with Driver’s solicitation of proxies for the Annual Meeting.” Please revise to remove this apparent inconsistency, or advise.

Driver acknowledges the Staff’s comment and has revised this disclosure accordingly. Please see the form of proxy in the Proxy Statement.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman

cc:	J. Abbott R. Cooper, Driver Management Company LLC